15 Koch Road Corte Madera, California 94925 T. 415.924.1005 F. 415.927.9133 RestorationHardware.com

FOIA CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. § 200.83

October 13, 2017

VIA EDGAR AND OVERNIGHT DELIVERY

Jennifer Thompson

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	RH

Form 10-K for the fiscal year ended January 28, 2017

Filed March 29, 2017

Form 10-Q for the quarterly period ended April 29, 2017

Filed June 2, 2017

File No. 001-35720

Dear Ms. Thompson:

On behalf of RH (the “Company”), this letter responds to your letter, dated September 20, 2017 (the “Comment Letter”), regarding the above-referenced filings. Each of your comments is set forth below, followed by the corresponding response. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter. Each response of the Company is set forth in ordinary type beneath the corresponding comment of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) from the Comment Letter appearing in bold type.

Form 10-K for the Fiscal Year Ended January 28, 2017

Management’s Discussion and Analysis of Financial Condition and Results of Operations

 * Confidential Treatment Requested by RH. The text indicated within brackets [* *] has been omitted and provided separately to the SEC pursuant to a request for confidential treatment under Rule 83.

Ms. Jennifer Thompson

Securities and Exchange Commission

October 13, 2017

Factors Affecting Our Results of Operations, page 38

1.	We note the discussion of the impact on your fiscal 2016 results from the transition to a membership model, here and throughout your filing. We have the following comments:

●	Please explain to us in more detail how you assess the impact on your revenue from this transition. In doing so, tell us whether you previously tracked the revenue resulting from promotional events and whether you compared this to the revenue generated from RH Members or otherwise how you compared revenues generated year-over-year to conclude that the move to a membership model had a negative impact on the timing of your revenue recognition in fiscal 2016. If you make a similar disclosure in future filings, please revise to better explain this matter to your investors.

Response:

In the middle of its first fiscal quarter of 2016, RH introduced the RH Members Program. In connection with the launch of membership, RH discontinued its historical practice of running frequent promotions and discounts in favor of using the new membership discount as a way of promoting its business to customers.

At the time of launch, the program was an untested new concept that faced various uncertainties concerning consumer response to the discounts offered through membership. In particular, RH believes that its customers had become conditioned to wait for special promotional events in order to achieve savings under RH’s previous promotional cadence where sales events were a frequent occurrence. With the curtailment of these promotional events, RH faced some uncertainty over the transition of customers to enroll in the membership program in order to obtain the merchandise discounts offered to members in lieu of traditional discount programs and sales events.

In part the nature of the membership program was untested so it was difficult to predict consumer buying patterns in response to the roll-out. RH had developed substantial learnings about customer responses to historical forms of merchandise promotions and sales events, but it lacked a point of reference for the new model that would be predictive of customer demand and resulting revenues and earnings. Accordingly, the Company’s analysis of the performance of the membership program developed in real time after the launch date as it accumulated data and experience from the roll-out of the program and adjusted aspects of the program.

In our Form 10-K for the Fiscal Year Ended January 28, 2017 (the “Form 10-K”), we provided disclosure to investors about our learnings to date on the impact the transition to the

 * Confidential Treatment Requested by RH. The text indicated within brackets [* *] has been omitted and provided separately to the SEC pursuant to a request for confidential treatment under Rule 83.

Ms. Jennifer Thompson

Securities and Exchange Commission

October 13, 2017

membership model had on our revenues and financial performance. The Company respectfully submits to the Staff that the qualitative information about the trends and uncertainties then known to the Company and the risks associated with the introduction of the RH Members Program disclosed in the Form 10-K presented the best information known to the Company at that time about the impact of the RH Members Program on its business and financial performance.

The Company submits that while we do track the percentage of revenue that is generated from sales to RH Members, we do not assess that data against the revenue resulting from our prior promotional events because the data are not comparable. One of our goals in introducing the RH Members Program was to eliminate the frantic buying patterns and associated returns, exchanges, and canceled orders that are the result of the more chaotic historical promotional model. Such buying patterns further limit the clarity and comparability of the data from our historical promotional model when compared to the membership model which is not “event driven” in terms of customer buying patterns. To the contrary, RH has experienced a more even cadence of customer demand over time in response to the membership program since there is not a need to force buying decisions into the tight calendar of a sales event.

In Fiscal 2016, we assessed the impact to our revenue from our transition to the membership model based on a variety of inputs including sales volume data, insights from our sales associates regarding the period of time for the completion of customer orders and other factors including the accounting treatment of membership fee revenue. As described below, we provided information to investors regarding these assessments as part of our Form 10-K disclosures describing how the move to a membership model caused some negative impact on revenue in Fiscal 2016. Some of the changes resulting from the switch to membership that we identified including the following:

First, we have learned based on years of selling history that, under our historical promotional model, our customers would typically wait for our various promotional events to make purchases, which would create significant variations in our weekly sales volume in periods when we were running a promotion versus those when we were not running a promotion. Our sales volumes in the periods following the launch of the RH Members Program were much more reflective of “non-promotional event” sales volumes. These sales patterns, coupled with information from our sales associates, led us to believe that despite our introduction of the RH Members Program, our customers were initially waiting for the next traditional promotional event to buy our merchandise. As a result of this analysis of sales volume data, we believed that the periods immediately following the launch of this program were being negatively impacted by this consumer behavior as customers acclimated to our new business model. We anticipated that customers may require some time to adjust to our new membership model. For example, on page 10 of our Form 10-K, we disclosed that the RH Members Program is new to our business and has not been tested prior to its

 * Confidential Treatment Requested by RH. The text indicated within brackets [* *] has been omitted and provided separately to the SEC pursuant to a request for confidential treatment under Rule 83.

Ms. Jennifer Thompson

Securities and Exchange Commission

October 13, 2017

introduction, and given that this concept is new and untested, there can be no certainty as to exactly how our customers may react to this program over time or how the RH Members Program’s rollout will affect our financial results from quarter to quarter.

Second, as disclosed on page 39 of our Form 10-K, since the launch of the RH Members Program, we have learned from looking at customer behavior at our stores that the selling cycle with members is longer, as transactions are not closed with the urgency of artificially imposed sale deadlines. Specifically, our sales associates noted an increase in the length of time from quote to close from before and after the launch of the RH Members Program, which led us to believe that we now had a longer selling cycle under the RH Members Program. We believe this was attributable to the fact that we no longer had artificial deadlines driven by the end of a promotional event. This longer selling cycle had the effect of negatively impacting our revenues during the early period of the adoption of the membership program.

Third, the accounting treatment of revenue from the collection of membership fees compared to the accounting treatment of revenue from our historical promotional model had a negative impact to our revenue in the short-term due to the way that membership fees are deferred and recognized. As disclosed on page 39 of our Form 10-K, the RH Members Program fee is amortized on a monthly basis over the annual membership period. Prior to the launch of the RH Members Program, our discount rate during major promotions, such as Friends & Family and our Private Sale, was typically pegged at 20% off of our full price merchandise. The RH Members Program on the other hand provides a 25% discount off of our full price merchandise for one full year, which is higher than our previous typical 20% discount which was offered during promotional periods only. The RH Members Program was designed to collect $100 per customer in order to partially offset this increased discount rate. As disclosed on page 44 of our Form 10-K, our transition from a promotional model to the RH Members Program had a negative impact on the timing of our revenue recognition. The deferral of the $100 membership fee collected for each customer and recognition over the one year membership period had a negative impact on our revenue as it did not coincide with the initial product purchase and increased discount. We believed it was appropriate to adopt this conservative accounting treatment because we had very little data regarding how customer spending would correspond to the one year membership period. We collected approximately [* *] million in membership fees during Fiscal 2016, of which approximately $16 million of revenue was deferred, thereby negatively impacting our revenue in Fiscal 2016.

We believe that, as described above, our disclosures in the Form 10-K provided to our investors the best information then available to the Company about how we assessed the impact of the transition to the RH Members Program on our revenues. To the extent the RH Members Program over time has a material impact on our results of operations, we intend to provide appropriate additional disclosure in future filings regarding such impact.

 * Confidential Treatment Requested by RH. The text indicated within brackets [* *] has been omitted and provided separately to the SEC pursuant to a request for confidential treatment under Rule 83.

Ms. Jennifer Thompson

Securities and Exchange Commission

October 13, 2017

●	We note your disclosure that product margins declined due to the higher discount rate offered through the RH Members Program versus your promotional cadence in fiscal 2015. We further note the analyses of gross profit in your fiscal 2017 Forms 10-Q does not provide a similar disclosure stating that product margins declined due to the higher discount rate offered through the RH Members Program versus your previous promotional model. Since the RH Members Program was implemented in March 2016, please tell us why your interim 2017 gross profit was not negatively impacted by the membership program when compared to periods in 2016 that applied the promotional model. Please revise future filings to better explain why the membership program appears to be affecting your gross profit differently in 2017 than it did in 2016, or tell us why such disclosure is not material to understanding your results.

Response:

The Company respectfully advises the Staff that the negative impact to gross profit from the change in the discount rate offered through the RH Members Program did not have a significant impact on the period-to-period comparison of the first quarter of Fiscal 2017 to the first quarter of Fiscal 2016. There were several other factors that did impact gross margin, which the Company described in its disclosures in the Form 10-Q for the Quarterly Period Ended April 29, 2017 (the “First Quarter 10-Q”). The discount rate change due to the RH Members Program did not significantly contribute to our interim 2017 gross margin due to the fact that the RH Members Program had been in effect for substantially more of the period covered by such comparison, as outlined below.

The RH Members Program, through which customers receive 25% off of our full price merchandise, was launched mid-month in March 2016. Prior to the launch of the RH Members Program, we offered discounts of approximately 20% off of our full price merchandise during our promotional events. Approximately half of the first quarter of Fiscal 2016 included RH Members Program pricing, and all of the remaining quarters of Fiscal 2016 included such pricing. By comparison, all of Fiscal 2015 included our historical promotional pricing. As a result, as disclosed on page 44 of our Form 10-K, the comparison between our gross profits in Fiscal 2016 (which included ten and a half months of the RH Members Program pricing) compared to Fiscal 2015 (which included twelve months of the promotional model pricing) was significantly affected by this change to a higher discount rate and the related decline in product margins.

Unlike the Fiscal 2015 to Fiscal 2016 comparison, for approximately half of the first quarter of Fiscal 2016 and for the full first quarter of Fiscal 2017, the pricing model was the same RH Members Program discount rate. As a result, the First Quarter 10-Q does not include a discussion of the impact of the RH Members Program pricing in its gross profit period-to-period analysis because its overall impact to variations in our gross margin was immaterial relative to the other factors noted in our disclosures.

 * Confidential Treatment Requested by RH. The text indicated within brackets [* *] has been omitted and provided separately to the SEC pursuant to a request for confidential treatment under Rule 83.

Ms. Jennifer Thompson

Securities and Exchange Commission

October 13, 2017

In addition, the Company did benefit from the recognition of additional membership revenue in the first quarter of Fiscal 2017 compared to the first quarter of Fiscal 2016. Unlike the RH Members Program discount rate, which began to affect our results in the period in which such new discount rate was adopted, fees associated with increases in our membership enrollment are deferred. Upon the anniversary of the program in March of 2017, we had accumulated twelve months of deferred revenue with a full year of membership enrollment, which resulted in an increase in the amount of revenue recognized in the first quarter of Fiscal 2017 compared to the first quarter of Fiscal 2016. Such increase in revenue and the impact on our gross margins was included in the Company’s gross margin disclosure on page 30 of our First Quarter 10-Q.

Fiscal 2016 Compared to Fiscal 2015

Gross profit, page 44

2.	In the last paragraph on this page, you mention several reasons for the 4% decline in the RH segment gross margin. You indicate the decrease is primarily due to the change from a promotional model to a membership model. Please tell us whether any of the other factors you identify as contributing to this decline in gross margin had a significant impact on the change in RH segment gross margin. If other factors also had a significant impact on the change in RH segment gross margin, please revise future filings to clarify the relative impact of each significant factor.

Response:

The Company respectfully advises the Staff that to the extent that several factors contribute to a change in our period-to-period financial results, we generally sequence the disclosure of such contributing factors so that they are listed in order of magnitude, in order to allow our investors to assess the relative impact of each significant factor. As disclosed on page 44 of our Form 10-K, several factors contributed to the decline in RH segment gross margin between Fiscal 2015 and Fiscal 2016. In that disclosure, we presented the primary contributing factors to the decline in RH segment gross margin, including the change from a promotional to a membership model, rationalizing our SKU count and efforts to reduce inventories through our Outlet channel, and then also discussed in greater detail more specific fluctuations related to our shipping and transportation costs and costs related to our distribution network.

The Company acknowledges that, upon review, the order of these factors contributing to the decline in our gross margin in Fiscal 2016 should have been revised. Whereas we

 * Confidential Treatment Requested by RH. The text indicated within brackets [* *] has been omitted and provided separately to the SEC pursuant to a request for confidential treatment under Rule 83.

Ms. Jennifer Thompson

Securities and Exchange Commission

October 13, 2017

disclosed the higher discount rate offered through the RH Members Program as the number one impact to the decline in our product margins and rationalizing our SKU count as the number two impact, these two factors should have been presented in the opposite order to accurately reflect their relative impact. The remaining factors, however, are sequenced appropriately.

The Company confirms to the Staff that in future filings to the extent that several factors have a significant impact on the change in gross margin, we will ensure that such disclosure lists each contributing factor in the correct order of magnitude.

Income tax expense, page 45

3.	We note that you did not disclose any analysis explaining why your effective tax rate changed from year to year. Notwithstanding the fact that your effective tax rate changed 2.3%, we note from your tax rate reconciliation at the top of page 91 that there were several significant and offsetting items that impacted your effective tax rate in fiscal 2016. Please revise future filings, including Forms 10-Q, to disclose management’s insight into the significant underlying factors that materially impact your effective tax rate. We remind you that one of the objectives of MD&A is to provide investors with insight into the potential variability of your results so they can ascertain the likelihood that past performance is indicative of future performance.

Response:

The Company acknowledges the Staff’s comment and confirms to the Staff that it will provide disclosures in future filings regarding management’s insight into the significant underlying factors that materially impact our effective tax rate. To this end, please refer to disclosures included in the Company’s First Quarter 10-Q on page 32, and the Company’s Form 10-Q for the Quarterly Period ended July 29, 2017 (the “Second Quarter 10-Q”) on page 36 and page 39, which include management’s insight into the significant underlying factors that materially impacted our effective tax rate for the respective periods.

Critical Accounting Policies and Estimates

Merchandise Inventories, page 57

4.	Please explain to us in more detail what led to the impairments of inventory associated with RH Contemporary Art and RH Kitchen that you discuss on page 34. In this regard, explain to us how the decisions to integrate the RH Contemporary Art platform into the RH platform, and the alignment of RH Kitchen with the

 * Confidential Treatment Requested by RH. The text indicated within brackets [* *] has been omitted and provided separately to the SEC pursuant to a request for confidential treatment under Rule 83.

Ms. Jennifer Thompson

Securities and Exchange Commission

October 13, 2017

Waterworks Kitchen product line strategy, impacted management’s judgments and assumptions about the net realizable value of inventory. Given your recent impairments, please tell us what consideration you gave to providing additional quantitative or qualitative disclosures to convey to investors the risks associated with the realizability of your inventory and the likelihood as to whether additional charges may need to be recorded, particularly as it relates to any remaining RH Contemporary Art and RH Kitchen inventory. We believe such information gives a reader greater insight into the quality and variability of information regarding results of operations. Refer to Item 303(a)(3)(ii) of Regulation S-K as well as SEC Release No. 33-8350.

Response:

In January 2017, the Company’s Chairman and Chief Executive Officer, Gary Friedman, approved a plan for the closure of RH Contemporary Art (“RHCA”), which included the Art Gallery located at 437 W. 16th St., New York, New York, the website RHContemporaryArt.com, and contemporary art inventory. The Art Gallery was vacated in January 2017 and the related website became static. As such, the Company would no longer receive economic benefit from the RHCA assets, including its inventory.

As the Company no longer had an RHCA platform on which to sell the related inventory, we determined that the carrying value of the inventory at the time of the RHCA closure should be impaired, as follows:

●	First, the Company identified inventory most likely to be auctioned and recorded an impairment charge of 50% of its cost.

●	The Company also identified inventory that could be donated to museums. These pieces were fully impaired.

●	All other RHCA inventory was partially impaired assuming discount rates between 75% and 100% off of the normal retail price, which discount rates were based on management’s discussions with third-party art appraisal specialists.

As of January 28, 2017, the net RHCA inventory balance was $1.1 million.

In January 2017, Mr. Friedman approved a plan to discontinue RH Kitchen as a result of the acquisition of Waterworks in order to align with Waterworks’ kitchen product line strategy. A liquidation analysis was prepared and we determined that the carrying value of the inventory should be impaired, as follows:

●	The Company first identified inventory that could be sold above cost; such inventory was not subject to an impairment charge.

 * Confidential Treatment Requested by RH. The text indicated within brackets [* *] has been omitted and provided separately to the SEC pursuant to a request for confidential treatment under Rule 83.

Ms. Jennifer Thompson

Securities and Exchange Commission

October 13, 2017

●	Next, the Company identified inventory to be sold via the Outlet channel and recorded an impairment charge of approximately 50% to 55% of its cost.

●	All other RH Kitchen inventory was impaired at 100% and the Company donated or disposed of the inventory.

As of January 28, 2017, the net RH Kitchen inventory balance was $1.0 million.

Based on the significant impairment and discount rates used to initially impair the RHCA and RH Kitchen inventory, and the fact that any further adjustments to such inventory would therefore be immaterial to our financial condition and results of operations, management concluded that additional quantitative and qualitative disclosures associated with the realizability of such inventory were not necessary as the likelihood of future additional material charges was remote.

The Company has not recorded any material impairment charges for the RHCA or RH Kitchen inventory during the six months ended July 29, 2017, and we do not foresee any material impairment charges being recorded as the balance of the net inventory remaining for both RHCA and RH Kitchen is $0.4 million as of July 29, 2017.

Impairment of Goodwill and Long-Lived Assets, page 58

5.	We note your disclosure in the fourth paragraph under this heading. Please tell us whether your disclosure is intended to convey that discrete financial information is not prepared and regularly reviewed by segment management for business units one level below your operating segments. Alternatively, if your disclosure is intended to convey that discrete financial information is prepared and regularly reviewed by segment management for components of an operating segment and these components are aggregated and deemed a single reporting unit, please revise your disclosure to better clarify to your investors the degree of judgment and assumption involved in this aspect of your accounting policy.

Response:

The Company acknowledges the Staff’s comment and confirms to the Staff that the lowest level for which discrete financial information is prepared and regularly reviewed by its Chief Operating Decision Maker (“CODM”) is its operating segments, RH Segment and Waterworks. Although certain financial information (i.e., net revenues, demand, and merchandise margin) is available for components of its operating segments, such information represents disparate data which is not prepared in accordance with GAAP. To that end, complete discrete financial information is not prepared and regularly reviewed by the CODM for levels below the operating segments.

 * Confidential Treatment Requested by RH. The text indicated within brackets [* *] has been omitted and provided separately to the SEC pursuant to a request for confidential treatment under Rule 83.

Ms. Jennifer Thompson

Securities and Exchange Commission

October 13, 2017

The Company confirms to the Staff that it will revise future filings to better clarify this to its investors, as follows:

A reporting unit is an operating segment, or a business unit one level below that operating segment for which discrete financial information is prepared and regularly reviewed by the Chief Operating Decision Maker (“CODM”). We have deemed RH Segment and Waterworks to be the reporting units for which goodwill is independently tested, as these operating segments are the lowest level for which discrete financial information is prepared and regularly reviewed by the CODM.

6.	We note your statements that the fair value of each of your reporting units exceeded its carrying value as of January 28, 2017 and that you do not anticipate any material impairment charges in the near term. Please explain these statements to us in more detail in light of the operating loss recorded at the Waterworks reporting unit in fiscal 2016 and the quarter ended April 29, 2017. As part of your response, please tell us the percentage by which the fair value of the Waterworks reporting unit exceeded its carrying value as of the most recent impairment test. Also tell us whether the continued operating loss in the first quarter of fiscal 2017 triggered an interim goodwill impairment test. Refer to ASC 350-20-35-30. If Waterworks continues to incur operating losses, please revise your disclosure in future filings to better explain this matter to your investors.

Response:

During Fiscal 2016, the Waterworks reporting unit was subject to the annual impairment analysis performed by the Company. Management assessed the Waterworks reporting unit using a Step 0 approach to evaluate whether events and circumstances existed that might indicate that the Waterworks goodwill had a fair value which was less than its carrying amount. Based upon our analysis, which is presented in more detail below, management determined that a Step 1 (quantitative assessment) of goodwill impairment was not required, as the Step 0 analysis concluded that it was more likely than not that the Waterworks fair value was greater than its carrying amount (that is, a likelihood of more than 50%). The Company respectfully advises the Staff that, because a Step 1 calculation was not required, the percentage by which the fair value of the Waterworks reporting unit exceeded its carrying value was not calculated.

The Step 0 analysis performed during the fourth quarter of Fiscal 2016 included the following factors that were reviewed by the Company:

●	Overall financial performance –

 * Confidential Treatment Requested by RH. The text indicated within brackets [* *] has been omitted and provided separately to the SEC pursuant to a request for confidential treatment under Rule 83.

Ms. Jennifer Thompson

Securities and Exchange Commission

October 13, 2017

○	Waterworks contributed net revenues of $74.8 million during Fiscal 2016 (post-acquisition).

○	The Waterworks operating loss for Fiscal 2016 was $12.9 million, which included $6.8 million of amortization related to the inventory purchase price accounting adjustment and $3.7 million of stock-based compensation associated with equity grants made to Waterworks management at the time of the acquisition. Excluding these charges, the Waterworks operating loss was $2.4 million.

○	Waterworks recorded positive cash flows from operations for Fiscal 2016 (post-acquisition).

○	The Fiscal 2017 forecast for Waterworks remained positive with gross margin expansion and operating income forecasted to exceed the annualized Fiscal 2016 results.

●	Previous valuations – The valuation report prepared for the Waterworks acquisition was completed on September 30, 2016, which was approximately four months prior to the end of Fiscal 2016. Additionally, there were no events or circumstances specific to Waterworks that would cause the September 30, 2016 valuation assessment to be materially incorrect. The Company believed it was appropriate to rely upon these factors for its Step 0 analysis.

●	Macroeconomic conditions –

○	Based on the Company’s review of third-party data regarding economic conditions, upbeat economic data continued to emerge from the U.S. economy despite the turbulent political atmosphere. Leading indicators suggested that economic activity was becoming stronger in the first quarter of 2017 after U.S. GDP growth slipped in the final quarter of Fiscal 2016. The ISM manufacturing index rose to an over-two-year high in January 2017, retail sales grew healthy and employers added jobs at the quickest pace in four months. However, consumer sentiment moderated slightly in the same month, likely impacted by the uncertain political environment.

○	The increase in U.S. GDP from Fiscal 2015 to Fiscal 2016 suggested the overall macro-economy was growing as expected.

The Company evaluated all of the factors in ASC 350-20-35-3C and noted no other adverse conditions.

While Waterworks continued to report an operating loss in the first quarter of Fiscal 2017, management concluded that this loss had not yet triggered an impairment indicator based on the following factors as of the evaluation during the first quarter of Fiscal 2017:

●	The Waterworks business had historically experienced seasonality with a lower portion of revenue being recognized in the first quarter of the fiscal year.

 * Confidential Treatment Requested by RH. The text indicated within brackets [* *] has been omitted and provided separately to the SEC pursuant to a request for confidential treatment under Rule 83.

Ms. Jennifer Thompson

Securities and Exchange Commission

October 13, 2017

●	The Fiscal 2017 and long-term financial plan for Waterworks forecast (i) revenue, (ii) income and (iii) free cash flows in excess of the forecast included in the September 30, 2016 valuation.

●	Other qualitative factors analyzed by management.

In addition, we respectfully advise the Staff that despite the Waterworks actual results falling short of expectations, RH has developed new growth opportunities for the business that leverage the RH platform. RH has been working on these plans since the closing of the acquisition and has identified several extremely promising plans to deploy business strategies that RH has used successfully in its own business as a way to enhance the Waterworks business. Specifically, we believe that introducing the Waterworks product line to the RH customer base will result in significant revenue growth for the Waterworks Segment. The Waterworks Segment has only 15 showrooms, while RH has 70 retail Galleries and we believe there is an opportunity to cross market the brand and expand the Waterworks business to have a physical presence (either a stand-alone store, or a shop-in-shop) in many of our major markets. We have also identified opportunities to significantly expand the Waterworks customer reach by distribution of a Source Book, which is a marketing process in which RH has deep expertise and know-how, and to improve the Waterworks website and online marketing. Many of these opportunities were not a priority in the first year of the acquisition given the significant transformation the RH core business was undertaking with the introduction of the RH Members Program and significant inventory optimization efforts. Management does see significant opportunity, synergies and cost efficiencies in the future based on the execution of our growth playbook and further integration of back-end processes. Our current long-term financial plan for Waterworks exceeds the plan at the time of the acquisition, which was utilized in our initial valuation and purchase price allocation and accordingly, management does not believe temporary losses are significant indications of impairment for the Waterworks Segment.

The Company confirms to the Staff that, to the extent Waterworks continues to incur sustained operating losses, it will disclose in future filings the impact such financial results may have on the Company’s impairment analysis in future time periods.

7.	We note your disclosure concerning long-lived assets at the top of page 59. Please explain to us in more detail how you determined you have two asset groups consisting of RH Segment and Waterworks. Also describe in more detail why the cash flows of each individual store and the assets contained within it are no longer considered independent of the cash flows of other stores. In this regard, it appears you previously tested long-lived assets for impairment at the individual store level. Please refer to ASC 360-10-35- 23 through ASC 360-10-35-25 and Example 4 of ASC 360-10-55-35 for guidance.

 * Confidential Treatment Requested by RH. The text indicated within brackets [* *] has been omitted and provided separately to the SEC pursuant to a request for confidential treatment under Rule 83.

Ms. Jennifer Thompson

Securities and Exchange Commission

October 13, 2017

Response:

During Fiscal 2016, the Company acquired Waterworks. As a result of this acquisition, management determined that the Company, which historically operated as a single operating segment, had two separate and distinct operating segments, RH Segment and Waterworks. This conclusion triggered management to analyze its asset groups and enhance its disclosures to provide an adequate view of the Company based on the recent acquisition, as well as the evolution of the Company.

As disclosed on page 1 and page 36 of our Form 10-K, our business is fully integrated across multiple channels of distribution, consisting of our Galleries, Source Books and websites.

RH Segment positions its Galleries as showrooms for its brand, while its Source Books and websites act as virtual extensions of its stores. The products offered for sale through RH Galleries, Source Books and websites are the same. While individual Galleries do not stock 100% of the RH product offering, Gallery associates have access to the complete product offering via our website and can assist customers in ordering any individual item available, whether stocked in the Gallery or not. Since many items available in the RH product offering are not stocked in the Galleries, customers in the Galleries often work with the Gallery associates to make product selections from the broader Source Books, or website product offering, and order the products during their visit to the Gallery. A single customer visiting a Gallery may utilize all of our sales channels – Galleries, Source Books and websites – to make their ultimate product selection and to place an order. The sales channels are fully integrated and provide mutual synergies.

Due to the fact that the multi-channel strategy has resulted in identifiable cash flows for each channel in the RH Segment being largely dependent on the cash flows of the other channels’ assets and liabilities, the Company concluded that the long-lived assets associated with the RH Segment are one asset group.

With respect to the Waterworks Segment, the Waterworks showrooms and boutiques advertise and display its brand, while its catalogs and website act as virtual extensions of its showrooms. Products offered for sale through the Waterworks showrooms, via boutique partners, catalogs and website are the same. A single customer visiting a showroom or boutique may utilize all sales channels available – showroom, catalog and website – to make their ultimate product selection and to place an order.

 * Confidential Treatment Requested by RH. The text indicated within brackets [* *] has been omitted and provided separately to the SEC pursuant to a request for confidential treatment under Rule 83.

Ms. Jennifer Thompson

Securities and Exchange Commission

October 13, 2017

Due to the fact that the multi-channel strategy has resulted in the identifiable cash flows for each channel in the Waterworks Segment being largely dependent on the cash flows of the other channels’ assets and liabilities, the Company concluded that the long-lived assets associated with the Waterworks Segment are one asset group.

While the cash flows of each individual store in the RH Segment and Waterworks Segment asset groups and the assets contained within such stores are not considered independent of other assets and liabilities, as part of the Company’s impairment analysis, individual Galleries or assets may be evaluated to identify (i) if there are unique circumstances that negatively impact such Gallery’s or asset’s ability to contribute to the asset group, or (ii) in a case where management has planned to exit the leased property in advance of lease terms, if the individual leasehold improvement asset should be impaired.

Stock-Based Compensation, page 60

8.	Explain to us why you believe it is appropriate to continue to use the simplified method to estimate the expected term of your option awards. Please also tell us when you expect sufficient historical information to be available in order to determine the expected life assumptions. Refer to SAB Topic 14.D.2.

Response:

The Company respectfully advises the Staff that it has determined that it is appropriate to continue to use the simplified method to estimate the expected term of its option awards because it has concluded that it does not have sufficient historical option exercise data to provide a reasonable basis upon which to estimate expected term due to the limited period of time its equity shares have been publicly traded.

The Company generally uses a five-year vesting period for its equity awards, which typically vest as to 20% of the award per year on a straight-line basis. The Company’s option awards have a 10-year contractual term.

Given that (i) the Company’s initial public offering was finalized on November 2, 2012, (ii) its option awards generally vest over a five-year period and (iii) the Company has experienced significant stock price volatility which has limited the predictability of option exercise activity, the Company has concluded that, at this time, there is insufficient historical data available to provide a reasonable basis upon which to estimate the expected term of our option awards.

 * Confidential Treatment Requested by RH. The text indicated within brackets [* *] has been omitted and provided separately to the SEC pursuant to a request for confidential treatment under Rule 83.

Ms. Jennifer Thompson

Securities and Exchange Commission

October 13, 2017

We will continue to monitor option exercise behavior to identify trends to assist in predicting option holder activity. The Company respectfully submits to the Staff that it expects to continue using the simplified method for option grants until once more relevant and detailed information becomes available. The Company expects that such sufficient historical information will be available subsequent to the fifth anniversary of its initial public offering and when management is able to determine predictability of option exercise activity.

Financial Statements for the Fiscal Year Ended January 28, 2017

Note 3. Significant Accounting Policies

Revisions, page 68

9.	Explain to us in more detail the nature of the error you disclose in your financial statements. In doing so, explain to us how you misapplied the literature under ASC 210 and how this led you to incorrectly report negative cash balances.

Response:

Prior to the second quarter of Fiscal 2014, the Company correctly presented outstanding checks within the accounts payable and accrued expenses financial statement line item on the consolidated financial statements as the Company did not have banking arrangements in place to provide the right to offset such outstanding checks against cash and cash equivalents in the consolidated financial statements. Subsequent to the issuance of the 2019 Convertible Senior Notes in the second quarter of Fiscal 2014, the Company entered into a new banking arrangement which gave the Company the right to offset its cash balances with outstanding checks, up to $25 million, rather than record such outstanding checks as a liability within accounts payable. However, with this new arrangement in place, the Company neglected to change the presentation of its outstanding check balances and continued to include them in the accounts payable and accrued expenses financial statement line item, rather than as a reduction to cash and cash equivalents in accordance with ASC 210—Balance Sheet. This incorrect application of accounting resulted in an overstatement of cash and cash equivalents and an overstatement of accounts payable and accrued expenses on the consolidated balance sheets, as well as a misstatement of the cash provided by operating activities on the consolidated statements of cash flows. As disclosed on page 68 of the Form 10-K, there was no impact on the consolidated statements of income related to these misstatements.

Note 4 – Business Combination, page 81

 * Confidential Treatment Requested by RH. The text indicated within brackets [* *] has been omitted and provided separately to the SEC pursuant to a request for confidential treatment under Rule 83.

Ms. Jennifer Thompson

Securities and Exchange Commission

October 13, 2017

10.	We note your disclosure that after the transaction, and giving effect to equity interests acquired by management in the business, you own in excess of 90% of the total equity interest in Waterworks. Please tell us how this statement satisfies the disclosure requirement of ASC 805-10-50-2(c) since it appears to include equity interests acquired by management. Also tell us the percentage of voting equity interests that you own in Waterworks, and separately the percentage of voting equity interests that management owns in Waterworks. Please revise future filings to clarify the meaning of this disclosure.

Response:

The Company respectfully advises the Staff that it acquired 100% of the voting interests in the Waterworks business as a result of the transaction. The Waterworks business is held through a series of subsidiaries controlled by the Company. The management team of Waterworks has maintained a minority economic interest in the Waterworks business through interests in a limited liability company (the “LLC”) that is controlled by the Company. In the acquisition, the management team members retained approximately a [* *]% economic interest in the Waterworks business by means of capital units in the LLC. In addition, management team members were granted additional “profits interests” in the LLC that represent upside in the value of the Waterworks business based upon appreciation above the value at the date of the acquisition. The management team’s capital units together with profits interests (which correspond to a right to the economic upside in the Waterworks business in terms of appreciation in value of the business since the date of the acquisition) represent in aggregate [* *]% of the equity appreciation of the business subsequent to the transaction. The Company accordingly holds the remainder of the economic upside of the business through its ownership in LLC interests ([* *]%) and has [* *] voting control over the Waterworks business. As discussed in Comment 11 below, the Company concluded that the overall results of Waterworks were immaterial to the Company’s consolidated results and, therefore, disclosure about the percentage of voting equity interests acquired was immaterial as well.

11.	We note your statement that pro forma results of the acquired business have not been presented as the results were not considered material to your consolidated financial statements and would not have been material had the acquisition occurred at the beginning of fiscal 2016. Given the significant decline in your net income in fiscal 2016, please tell us in more detail how you concluded the actual net income/loss contributed by Waterworks subsequent to the acquisition and the pro forma net income/loss for fiscal 2016 were not material to disclose in response to ASC 805-10-50-2(h). We note your disclosure in Note 20 that Waterworks had a segment operating loss of $2.4 million, and we note your consolidated net income was $5.4 million.

 * Confidential Treatment Requested by RH. The text indicated within brackets [* *] has been omitted and provided separately to the SEC pursuant to a request for confidential treatment under Rule 83.

Ms. Jennifer Thompson

Securities and Exchange Commission

October 13, 2017

Response:

The Company considered the factors below in applying the guidance under ASC 805-10-50-2(h) as it related to the Waterworks acquisition:

●	The Company recognizes that the key metrics included in ASC 805-10-50-2(h) are (i) revenues and (ii) earnings.

●	However, the Company also recognizes that the key metrics followed by management include those that are ongoing in nature and are based on the operating results of the Company.

●	The Waterworks operating loss for Fiscal 2016 was $12.9 million, which included $6.8 million of amortization related to purchase price accounting adjustments and $3.7 million of stock-based compensation associated with equity grants made to Waterworks management at the time of the acquisition. Excluding these charges associated with the acquisition, the Waterworks Segment operating loss was $2.4 million.

●	As disclosed in Note 20, consolidated operating income was $53 million, and the segment operating income (loss) of RH and Waterworks was $105 million and ($2.4) million, respectively.

●	For net revenues, management noted that the net revenues provided by Waterworks during Fiscal 2016 (post-acquisition) were immaterial to the consolidated entity (at approximately 3.5% of consolidated net revenues) and did not rise to the level of requiring pro forma results under the guidance; further, the Company noted that actual net revenues information for Waterworks was disclosed in other areas throughout the document (for example, in Note 20 to the financial statements and in the Management’s Discussion and Analysis of Financial Condition and Results of Operations).

Given these performance metrics, and in an effort to provide material disclosures to its investors based on the measures used by management in assessing the Company’s performance, the Company concluded that the overall results of Waterworks were immaterial to the Company’s consolidated results and, therefore, pro forma financial information at the net income level was immaterial as well.

Note 13 – Income Taxes, page 90

12.	Please disclose pretax income between domestic and foreign operations as contemplated by Rule 4-08(h) of Regulation S-X.

Response:

The Company acknowledges the Staff’s comment and confirms to the Staff that it will provide disclosures in future filings regarding pretax income between domestic and foreign operations as contemplated by Rule 4-08(h) of Regulation S-X.

 * Confidential Treatment Requested by RH. The text indicated within brackets [* *] has been omitted and provided separately to the SEC pursuant to a request for confidential treatment under Rule 83.

Ms. Jennifer Thompson

Securities and Exchange Commission

October 13, 2017

13.	We note your tax rate reconciliation at the top of page 91 contains an adjusting item titled “Tax rate adjustments.” As the title of this adjustment appears somewhat generic, and since this adjustment appears significant when compared to your statutory and effective tax rates and the other adjusting items in this table, please tell us in reasonable detail what this line item represents, and revise future filings to clarify this matter to your investors.

Response:

The “Tax rate adjustments” consist of the following items (dollar amounts in thousands):

Description	Amount ($)%
Benefit relates to the impact of the change in state tax rate on deferred taxes; state tax rate increased, which caused an increase in DTA and associated deferred tax benefit in the provision	($452)	5.3%
Benefit relates to federal return to provision true-up (difference to the financial statement estimate and actual tax return)	($51)	0.6%
Federal underpayment penalty	$10	-0.1%

Total	($493)	5.8%

The Company respectfully notes to the Staff that given the low level of pretax net income for the year ended January 28, 2017, the items above had a more significant impact on the effective tax rate. However, the Company acknowledges that the impact of the change in state tax rates on deferred taxes should have been disclosed in a separate line item within the tax rate reconciliation. The Company acknowledges the Staff’s comment and confirms to the Staff that it will provide disclosures in future filings to clarify the components of any tax rate adjustments to the extent they are significant when compared to our statutory and effective tax rates and the other adjusting items.

Note 16 – Stock-based Compensation

2012 Stock Incentive Plan—Restricted Stock Awards, page 95

14.	Explain to us how you calculated the intrinsic value of your restricted stock awards. Also, clarify for us why the intrinsic value is reflected in the “cancelled” line of the table.

 * Confidential Treatment Requested by RH. The text indicated within brackets [* *] has been omitted and provided separately to the SEC pursuant to a request for confidential treatment under Rule 83.

Ms. Jennifer Thompson

Securities and Exchange Commission

October 13, 2017

Response:

It is the Company’s policy to calculate the intrinsic value of its outstanding restricted stock awards by multiplying the number of awards outstanding by the Company’s stock price as of the last business day of the reporting period. As of the fiscal year ended January 28, 2017, the intrinsic value of the Company’s restricted stock awards was calculated as follows:

Outstanding restricted stock units	1,118,019
RH stock price – January 27, 2017	$26.09
Intrinsic value	$29,169,116

In response to the Staff’s comment, the Company acknowledges that it incorrectly disclosed the intrinsic value of its outstanding restricted stock awards on the “cancelled” line item within the table on page 95 of the Form 10-K. The Company recognizes that the intrinsic value should have been disclosed on the “outstanding” line item within the table. The Company confirms with the Staff that its cancelled restricted stock awards have no intrinsic value.

Note 20 – Segment Reporting, page 98

15.	We note you recognize revenue from selling memberships. Please revise to provide disclosure of membership revenue, or advise us why this disclosure is unnecessary. Refer to ASC 280-10-50-40. If membership revenue is not separately disclosed because it is immaterial, please revise future filings in an appropriate location to disclose this fact to your investors. We believe this provides important information to your investors given the discussion throughout your filing of your move to a membership model.

Response:

The RH Members Program was introduced to remove the promotional cadence from the Company’s business model. As described in our response to Comment 1, the RH Members Program provides a 25% discount off of our full price merchandise, whereas prior to the launch of the RH Members Program, our discount rate during major promotions, such as Friends & Family and our Private Sale, was 20% off of our full price merchandise. The RH Members Program was designed to collect $100 per customer to partially offset this increased discount rate. The $100 annual membership fee of the RH Members Program is nominal compared to our other sources of revenue and, as a result,

 * Confidential Treatment Requested by RH. The text indicated within brackets [* *] has been omitted and provided separately to the SEC pursuant to a request for confidential treatment under Rule 83.

Ms. Jennifer Thompson

Securities and Exchange Commission

October 13, 2017

membership revenue has been immaterial in all periods presented in SEC filings since the introduction of the program, as demonstrated below:

Fiscal Period	% of Net Revenues
FY2016	[* *]%
Q1 2017	[* *]%
Q2 2017	[* *]%

The Company acknowledges the Staff’s comment and respectively advises the Staff that it believes membership revenue is immaterial under ASC 280-10-50-40.

Item 9A Controls and Procedures, page 102

16.	Regarding the accounting error you disclose in the notes to your consolidated financial statements on page 68, please provide us with a detailed explanation of how you considered the identification and correction of this error in your evaluation of internal control over financial reporting and disclosure controls and procedures. In doing so, please tell us how you evaluated the control deficiency(s) that led to this error, whether this control deficiency(s) posed a substantial risk of a material restatement, and the reason(s) for your conclusion.

Response:

The Company reassessed the effectiveness of its disclosure controls and procedures (“DC&P”) and internal controls over financial reporting (“ICFR”) as a result of the accounting error (as described in our response to Comment 9 above) discovered by our independent auditors in the fourth quarter of Fiscal 2016. Set forth below is a summary of the considerations undertaken by management to assess the severity of the control deficiency, management’s conclusions regarding the effectiveness of its DC&P and ICFR and management’s evaluation of whether the control deficiency identified posed a substantial risk of a material restatement of the Company’s financial statements.

Management determined that the misstatements were due to an internal control deficiency in the treasury process and by no means indicative of a broader or systemic issue with the Company’s DC&P or ICFR. As noted in the response to Comment 9 above, the design of the related treasury control did not include the control owner verifying whether the Company had the right of offset between outstanding checks and the related concentration account and therefore did not consider the right of offset in the performance and review of the related bank reconciliation. Management evaluated the severity of the deficiency in accordance with the Commission’s Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section 13(a)

 * Confidential Treatment Requested by RH. The text indicated within brackets [* *] has been omitted and provided separately to the SEC pursuant to a request for confidential treatment under Rule 83.

Ms. Jennifer Thompson

Securities and Exchange Commission

October 13, 2017

or 15(d) of the Securities Exchange Act of 1934, as amended. Management considered whether there is a reasonable possibility that the Company’s ICFR would fail to prevent or detect a misstatement of a financial statement amount or disclosure, and the magnitude of the potential misstatement resulting from the deficiency. The evaluation included the following quantitative and qualitative factors:

●	There was no impact on our consolidated statements of income related to these misstatements. Further, the potential misstatement did not and would not have an impact on our consolidated statements of income. Key metrics primarily followed by management and analysts include those that are based on the operating results of the Company, such as revenue growth, operating income and net income, all of which were not impacted by the misstatement.

●	Since the Company’s initial public offering in Fiscal 2012, investors and analysts have been tracking whether the Company can achieve positive free cash flow for an annual period, which is reported as part of the Company’s quarterly earnings releases furnished on Form 8-K. The Company defines its free cash flow as operating cash flow and net proceeds from the sale of assets, less capital expenditures, construction-related deposits, payments on build-to-suit lease transactions, purchase of trademarks and domain names and payments on capital leases. Achieving positive free cash flows has been discussed on earnings calls as an annual milestone and target, as quarterly cash flows can vary significantly based on seasonality and the timing of inventory purchases and Source Book mailings. As of the date of the Form 10-K filing and the date at which we based our conclusion regarding internal controls, this milestone had not yet been achieved. While this misstatement did impact the Company’s free cash flow results, it did not impact whether or not the Company achieved positive free cash flows. Additionally, when considering the maximum potential misstatement of $25 million, the misstatement would not have impacted whether or not the Company still met the annual milestone.

●	During the period from Fiscal 2014 through the third quarter of Fiscal 2016, the largest cash misstatement was $18.4 million, which occurred at the end of the fourth quarter of Fiscal 2015, and the quarterly misstatements as a percentage of cash, cash and investments, and accounts payable were not material in any period.

●	The Company believes that its working capital is an essential measure of the Company’s fundamental financial health and operational success. It indicates whether the Company has adequate cash and short-term assets to meet its short-term obligations. Working capital was not and could not have been impacted by this deficiency.

 * Confidential Treatment Requested by RH. The text indicated within brackets [* *] has been omitted and provided separately to the SEC pursuant to a request for confidential treatment under Rule 83.

Ms. Jennifer Thompson

Securities and Exchange Commission

October 13, 2017

●	As described in our response to Comment 9 above, the banking arrangement for our primary check disbursement account provides a $25 million limit to our cash overdraft balance. As a result, the maximum potential error at any time would have been the lesser of $25 million or the actual funds balance in the associated cash account.

As discussed above, the misstatement was identified by our independent auditors and resulted from a failure in the design of one of our key treasury controls. Based on the evaluation of the factors above, management concluded the deficiency did not present a reasonable possibility that a material misstatement of the registrant’s annual or interim financial statements would not be prevented or detected on a timely basis. However, the deficiency was important enough to merit attention by those responsible for oversight of the Company’s financial reporting and thus, was identified as a significant deficiency.

In weighing all of the factors explained above, management continues to believe that the Company’s ICFR and DC&P were effective as of January 28, 2017.

Form 10-Q for the Quarterly Period Ended April 29, 2017

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Basis of Presentation and Results of Operations page 27

17.	We note your RH membership program recently completed its one year anniversary in March 2017. Please address the following matters:

●	Tell us whether management tracks metrics related to the program, such as renewal rates and number of members by reporting period. If so, tell us how you considered disclosing these metrics to investors. In this regard, it appears this additional information would provide investors with enhanced transparency of the membership program and its impact on your results.

Response:

The Company does track various metrics related to the RH Members Program in order to manage the program, including the total number of RH Members, the percentage of revenue that is generated from sales to RH Members, and renewal rates.

 * Confidential Treatment Requested by RH. The text indicated within brackets [* *] has been omitted and provided separately to the SEC pursuant to a request for confidential treatment under Rule 83.

Ms. Jennifer Thompson

Securities and Exchange Commission

October 13, 2017

However, the Company respectfully submits to the Staff that we determined not to disclose these metrics to investors based on our determination that the information is not material to investors as the revenue from the RH Members Program is not material in relation to RH’s overall revenue. Membership revenue has been immaterial in all periods presented in our SEC filings since the introduction of the program, as demonstrated below:

Fiscal Period	% of Net Revenues
FY2016	[* *]%
Q1 2017	[* *]%
Q2 2017	[* *]%

The primary relevance of the RH Members Program to the financial results of the Company has been in terms of the impact of the program on consumer buying patterns which has enabled the Company to avoid most aspects of its prior promotional model for pricing merchandise.

The Company believes that the transition from a promotional to a membership model is unusual for a traditional brick and mortar retailer with physical stores. As disclosed in our filings with the SEC, we face intensive and increasing competition from our online only and traditional brick and mortar peers.

The metrics we track for the RH Members Program are highly confidential and would demonstrate little to an investor with respect to his or her decision to purchase the Company’s securities. As noted in our response to Comment 15, at $100 for an annual membership, the fee of the RH Members Program is nominal compared to our other sources of revenue.

We have provided substantial qualitative disclosure in our SEC filings concerning the impact of the RH Members Program in terms of the operational simplification that the program has yielded in the Company’s business. In addition, the Company’s overall revenue demonstrates the customer’s acceptance of the RH Members Program as the program provides consumers with the opportunity to obtain a larger merchandise discount than was generally available in our promotional efforts before we shifted the business to a membership model.

The details of the metrics that we track with respect to the RH Members Program are highly confidential in terms of the impact that public disclosure of these metrics would make it easier for our competitors to imitate aspects of this new membership model and undercut our competitive position within our industry. We continue to monitor this data

 * Confidential Treatment Requested by RH. The text indicated within brackets [* *] has been omitted and provided separately to the SEC pursuant to a request for confidential treatment under Rule 83.

Ms. Jennifer Thompson

Securities and Exchange Commission

October 13, 2017

for trends, member behavior and other insights and believe it is primarily relevant to the features we offer with the program and the way that we manage the program. We believe that the only parties that would benefit from public disclosure of such confidential information would be the Company’s actual and potential competitors.

The Company acknowledges the Staff’s comment and will continue to assess whether to disclose metrics related to the program to investors in the future.

●	Explain to us the rationale for including membership revenue in comparable brand revenue growth. In doing so, tell us how you considered whether or how membership fee revenue could impact trends in comparable brand revenue growth.

Response:

The Company respectfully notes that comparable brand revenue growth reflects the integrated multi-channel nature of the Company’s business and the synergies between the Company’s stores, websites and its catalog, and thus tracks changes in net revenues from each of these sources. Comparable brand revenue growth excludes retail non-comparable store sales (based upon retail stores, excluding outlet stores, that have not been open at least fourteen full months as of the end of the reporting period or changed square footage by more than 20% between periods), closed store sales and outlet store net revenues. Given the Company’s intent that comparable brand revenue growth reflects a meaningful and relevant non-GAAP metric to evaluate period-to-period changes in revenue performance, we included membership revenue in the metric as we consider such revenue to be a direct part of our integrated multi-channel business. In addition, because the RH Members Program fee was designed to collect $100 per customer to partially offset a higher discount than what had previously been offered by the Company under its promotional programs, we consider the fee to be a part of our merchandise pricing and revenue model in the same way as our discount levels under our historical promotional model, which discount levels would be typically reflected as part of comparable brand revenue growth.

As disclosed on page 30 of our First Quarter 10-Q, we included membership revenue in the comparable brand revenue growth metric beginning on the first full month following the one-year anniversary of the launch of the program. We started including membership revenue in the metric at that point so that the period-to-period comparisons of comparable brand revenue growth included comparable components. By following this approach, comparable brand revenue growth presents RH members consistently receiving a 25% discount in exchange for the $100 membership fee for all periods.

 * Confidential Treatment Requested by RH. The text indicated within brackets [* *] has been omitted and provided separately to the SEC pursuant to a request for confidential treatment under Rule 83.

Ms. Jennifer Thompson

Securities and Exchange Commission

October 13, 2017

As noted above, the overall level of membership revenue is not material, and therefore is not expected to impact trends in comparable revenue on an ongoing basis.

*  *  *  *  *  *

The Company hereby acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filings; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you require additional information or have any questions about this letter, please call me at (415) 945-4573.

Very truly yours,

/s/ Karen Boone

Karen Boone

Co-President, Chief Financial and Administrative Officer

 * Confidential Treatment Requested by RH. The text indicated within brackets [* *] has been omitted and provided separately to the SEC pursuant to a request for confidential treatment under Rule 83.